SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

IR Contact Info

Danilo Cabrera

Mariana Suarez

Phone: +55 11 3025-9242 / 9978

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada

Fernando Kadaoka

Phone: +55 11 3147-7498

Fax: +55 11 3147-7900

Email: fernando.kadaoka@maquina.inf.br

PREVIEW OF OPERATIONAL RESULTS 3Q14

Consolidated Launches totaled R$510.4 million,
while Net Sales reached R$230.8 million in 3Q14

FOR IMMEDIATE RELEASE - São Paulo, October 20, 2014 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders with a focus on the residential market, today announced operational results for the third quarter ending September 30, 2014.

Consolidated Launches

Third-quarter launches totaled R$510.4 million, a 142.0% increase compared to 3Q13. The volume of projects launched in 9M14 totaled R$1.4 billion, representing 75.4% of the midpoint of full year guidance that the Company has restated for the year, in a material fact disclosed today, between R$1.7 and R$2.0 billion.

In the quarter, 6 projects/phases were launched in the states of São Paulo, Rio de Janeiro and Bahia. Gafisa accounted for 82.1% of the PSV of launches and Tenda represented the remaining 17.9%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Gafisa Segment	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Tenda Segment	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Total	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%

2

Consolidated Pre-Sales

Third-quarter 2014 consolidated pre-sales totaled R$230.8 million, a decrease of 31.9% compared to 3Q13, impacted primarily by the macroeconomic scenario, and also by a lower volume of launches in the Tenda segment in the quarter. In this quarter, sales from launches represented 66.2% of the total, while sales from inventory comprised the remaining 33.8%.

Until September, the Company reached R$903.1 million in consolidated pre-sales, an increase of 8.4% over the same period last year. In the first nine months of the year, sales from launches accounted for 40.9% of total.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Gafisa Segment	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Tenda Segment	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Total	230,784	433,018	-46.7%	338,867	-31.9%	903,125	833,519	8.4%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 6.7% in the 3Q14, below the result of 11.6% in the previous year and 12.6% of 2Q14. The consolidated speed of sales of the third quarter launches reached 22.2%, in line with the 2Q14. SoS from 2014 launches closed 9M14 at 26.5%.

Table 3. Gafisa Group Sales over Supply (SoS)

SOS	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Gafisa Segment	7.2%	9.8%	-2.6 p.p.	9.2%	-2.0 p.p.	20.2%	21.4%	1.2 p.p.
Tenda Segment	4.6%	20.8%	-16.2 p.p.	17.4%	-12.8 p.p.	26.7%	30.8%	-4.1 p.p.
Total	6.7%	12.6%	-5.9 p.p.	11.6%	-4.9 p.p.	21.8%	24.3%	-2.5 p.p.

3

Delivered Projects

During the third quarter, Gafisa delivered 11 projects/phases encompassing 1,549 units (366 Gafisa units and 1,183 units from the Tenda segment) and totaling R$366.9 million. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not physical completion, which is prior to the Delivery Meeting.

Over the last nine month period, 38 projects/phases and 7,034 units were delivered, accounting for R$1.6 billion.

Inventory (Properties for Sale)

In the third quarter, consolidated inventory at market value increased R$195.6 million to R$3.2 billion. Out of the total volume of 3Q14 sales, approximately 33.8% were from inventory, representing R$64.5 million in Gafisa and R$13.4 million in Tenda.

The market value of Gafisa inventory, which represents 77.8% of total inventory, reached R$2.5 billion at the end of 3Q14, compared to R$2.3 billion at the end of 2Q14. Tenda inventory was R$712.4 million at the end of 3Q14, as compared to R$691.4 million at the end of the 2Q14.

Table 4. Inventory at Market Value 3Q14 x 2Q14 (R$)

	2Q14	Launches	Dissolutions	Gross Sales	Price Adjustments	3QT14	Q/Q (%)
Gafisa Segment	2,322,081	419,134	150,746	-345,639	-49,561	2,496,761	7.5%
Tenda Segment	691,428	91,294	146,337	-182,228	-34,473	712,358	3.0%
Total	3,013,509	510,428	297,083	-527,867	-84,033	3,209,119	6.5%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Launches

Third-quarter launches totaled R$419.1 million and comprised 4 projects/phases located in the cities of São Paulo, São Caetano and Rio de Janeiro. Also in this quarter, the Company requested renunciation of a development launched in early 2014 in São Paulo, with a PSV of R$64.8 million, to modify the project. Therefore, in the first 9M14, excluding the effect of the project mentioned above, the segment’s launches totaled R$1.0 billion.

Gafisa Pre-Sales

Gafisa segment 3Q14 gross pre-sales totaled R$345.6 million. Dissolutions reached R$150.7 million and net pre-sales reached R$194.9 million. During the year, volume of dissolutions was R$351.0 million and net sales to date totaled R$633.7 million. Uncertainties related to the current Brazilian economic scenario have caused the buyer to have a more cautious decision-

4

making process, with consequent reduction in sales velocity, besides generating a higher amount of dissolutions.

Units launched during the quarter represented 54.2% of total sales, accounting for R$105.6 million, having been anchored by two launches in September (São Paulo and São Caetano), selling approximately 30% of the units in the first weeks after launch. In 9M14 launches for the year accounted for 44.9% of pre-sales. In 3Q14, sales velocity was 7.2%, reaching 20.2% for the year. The segment accounted for 82.1% of consolidated launches for the quarter and 73.3% for the year.

Of the 691 Gafisa segment units cancelled and returned to inventory during nine months, 58.5% were resold in the same period.

Gafisa Delivered Projects

In 3Q14 Gafisa delivered 3 projects/phases, representing 366 units and R$214.8 million in PSV. In 9M14, 15 projects/ phases were delivered, representing 2,394 units and R$1.1 billion in PSV.

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Tenda Launches

Third-quarter launches totaled R$91.3 million and included 2 projects/phases in the states of Rio de Janeiro and Bahia. The brand accounted for 17.9% of 3Q14 consolidated launches.

Tenda Pre-Sales

During 3Q14, gross sales reached R$182.2 million, while net pre-sales totaled R$35.9 million. Sales from units launched during 3Q14 represented 20.8% of total sales, and in 9M14, launches accounted for 31.6%. In 3Q14, sales velocity (sales over supply) was 4.6%, compared to 20.8% in 2Q14. Without the effect of dissolutions, gross SoS reached 20.4% in the quarter.

The quarter was characterized by a lower launches volume, with some projects being postponed for the last quarter of the year due to a delay in obtaining licenses and approvals with financing agents. This lower volume of developments available to the Tenda client showed an impact on the sales level in the period. Moreover, the change in accounting policy for Tenda Segment’s new sales also influenced the volume of the quarter. Starting August, new sales are now recorded only upon settlement by the client, not only upon the signing of the purchase agreement. With this, there was a shift in accounting for new sales from August onwards.

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. Cancellations totaled R$146.3 million in 3Q14, a 9.6% increase versus 3Q13 and 24.4% over 2Q14.

5

In this quarter, Tenda volume of dissolutions was particularly impacted by the strong delivery related to legacy projects, representing 70% of PSV delivered in the period. Of the total Tenda units cancelled in 3Q14, 78% relate to legacy projects.

Of the 2,941 Tenda units cancelled in the first nine months of the year and returned to inventory, 61% were resold to qualified customers during the same period. Similarly, 76% of dissolutions related to Tenda’s New Model were also resold during the first nine months.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions. During 3Q14, 1,280 units, representing R$160.1 million in net pre-sales, were transferred to financial institutions. In 9M14, 4,456 units were transferred, reaching R$573.2 million.

Tenda Delivered Projects

In 3Q14, Tenda delivered 8 projects/phases and 1,183 units, representing R$152.1 million in PSV, being 440 units and R$45.9 million in PSV relating to the New Model. In 9M14, 23 projects/phases were delivered representing 4,640 units, totaling R$474,5 million in PSV, with the New Model accounting for 1,140 units and R$132.5 million in PSV.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer